Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel : + 91 40 4900 2900
Fax : + 91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

December 21, 2017

Corporate Relationship Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai –	400 001	Mumbai –	400 051
Fax Nos.:	022-22723121 / 22723719	Fax Nos.:	022-26598120/ 26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/Madam,

Sub: Postal Ballot Notice- Advertisement

Further to our intimation dated December 20, 2017, please find enclosed herewith copies of the newspaper advertisements published today i.e. December 21 2017, regarding completion of despatch of postal ballot notice and forms and detailed procedure of e-voting.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary
Encl: as above

CC: New York Stock Exchange Inc. (Stock Code: RDY)

NOTICE

Members are hereby informed that pursuant to Section 110 of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Dr. Reddy’s Laboratories Limited (“the Company”) seeks their approval by postal ballot, including voting by electronic means (e-voting) for following resolutions as set out in the postal ballot notice dated December 11, 2017:

1.	Special Resolution to consider and approve amendments to the ‘Dr. Reddy’s Employees Stock Option Scheme, 2002’ and ‘Dr. Reddy’s Employees ADR Stock Option Scheme, 2007’;
2.	Special Resolution to consider and approve grant of additional stock options to employees of subsidiaries of the Company; and
3.	Ordinary Resolution to consider and approve appointment of Mr. Akhil Ravi, a related party, to office or place of profit in terms of Section 188(1)(f) read with Rule 15(3)(b) of the Companies (Meetings of board and its powers) Rules, 2014, as amended and other applicable provisions, if any, of the Companies Act, 2013 and the Rules made thereunder.

The Company has,

(a)	sent email on December 20, 2017 through National Securities Depository Limited (NSDL) along with the details of User ID and Password to the members who have registered their email ID with the Depository Participants or the Company; and
(b)	completed the dispatch on December 20, 2017 of postal ballot notice along with postal ballot form and a postage-prepaid self-addressed Business Reply Envelope to the other members who have not registered their email ID with the Depository Participants or the Company.

The postal ballot notice has been sent to all the members, whose names appear on the Register of Members/List of Beneficial Owners as received from NSDL and Central Depository Services (India) Limited (CDSL) on Friday, December 15, 2017. The voting rights of the members shall be reckoned as on Friday, December 15, 2017. The Board of Directors of the Company has appointed Mr. G Raghu Babu, Partner, M/s. R & A Associates, Company Secretaries, Hyderabad (Membership No. F4448 & Certificate of Practice No. 2820), as the Scrutinizer for conducting the postal ballot and e-voting process in a fair and transparent manner.

As required under the Companies Act, 2013, rules made thereunder and Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company has engaged the services of NSDL for the purpose of providing e-voting facility to all its members. The members are requested to note the detailed procedure for e-voting as enumerated in the postal ballot notice and form. The voting/e-voting period commences on Thursday, December 21, 2017 (9:00 AM IST) and ends on Friday, January 19, 2018 (6:00 PM IST). The members can opt for only one mode of voting i.e. either physical postal ballot form or e-voting. In case, members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical postal ballot forms will be treated as invalid.

Members are requested to note that the duly completed and signed postal ballot form should reach Mr. G Raghu Babu, Scrutinizer, Dr. Reddy’s Laboratories Limited, 8-2-337, Road No. 3, Banjara Hills, Hyderabad-500 034, India, not later than the close of working hours on Friday, January 19, 2018 (6.00 PM IST). If any postal ballot form is received after close of working hours on Friday, January 19, 2018 (6.00 PM IST), it will be considered that no reply has been received from the member.

The postal ballot notice can also be downloaded from Company’s website www.drreddys.com. Members who have received postal ballot notice by email but wish to vote through physical postal ballot form or if members have not received postal ballot form and require a duplicate postal ballot form, they can send an email to shares@drreddys.com. The Registrar and Transfer Agent/Company shall forward the postal ballot form along with postage-prepaid self-addressed Business Reply Envelope to the member.

The result of the postal ballot will be announced on Saturday, January 20, 2018 (5:00 PM IST) at the Registered Office of the Company. The result would be displayed at the Registered Office of the Company, intimated to NSDL and Stock Exchanges where the Company’s securities are listed and displayed on the Company’s website www.drreddys.com along with the Scrutinizer’s report.

For any queries/grievances relating to voting by postal ballot or by electronic means, members are requested to contact Registrar and Transfer Agent at bsshyd@bigshareonline.com or NSDL at evoting@nsdl.co.in or call on toll free no: 1800-222-990. Members may also write to the Company Secretary at the Registered Office of the Company or can also send an email at shares@drreddys.com.

For Dr. Reddy’s Laboratories Ltd.
Date	:	December 20, 2017	Sandeep Poddar
Place	:	Hyderabad	Company Secretary

Dr. REDDY’S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034

CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999

email: shares@drreddys.com, website: www.drreddys.com

Financial Express 21/12/2017

Nava Telangana 21/12/2017